Exhibit (a)(5)(T)

English Translation of the Website www.eonsi.es

On January 26, 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This website may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Yes. We are offering €38.75* in cash for each share.

E.ON is paying €38.75* in cash for each Endesa share. A great offer and a very good opportunity for all the shareholders. But not only shareholders will benefit from the offer. In E.ON we are convinced that if you tender your shares into the E.ON offer, everyone will win: the shareholders, the clients, the employees and the Spanish economy in general. More.

*This figure may be reduced by any dividend paid by Endesa prior to the publication of the results of the offer.

Yes. The transaction can be strategically perfect.

Yes. The transaction will benefit everyone because the projects of Endesa and E.ON are totally complementary. With this transaction, we will join forces, will be able to become a world leader and will strengthen our resources in order to provide a better service for our clients.

Moreover, the shareholders will receive €38.75 per share and in cash. In E.ON we are convinced that if you tender your shares into the E.ON offer, everyone will win: the shareholders, the clients, the employees and the Spanish economy in general. More.

* This figure may be reduced by any dividend paid by Endesa prior to the publication of the results of the offer.

Yes. A European company can be a world leader.

Building a strong Europe means creating leading European companies. This is what we believe at E.ON and this is the reason why we want to join our project together with Endesa´s project. The result will strengthen the European energy market. Moreover, we can achieve the leadership of a European company in the world electricity and gas market.
Also, the shareholders will receive €38.75* per share, and in cash.
In E.ON we are convinced that if you tender your shares into the E.ON offer, everyone will win: the shareholders, the clients, the employees and the Spanish and the European economy in general. More.

* This figure may be reduced by any dividend paid by Endesa prior to the publication of the results of the offer.

The E.ON group

Our mission and how we put it into practice

The mission of E.ON is to be valued by its clients, by providing competitive solutions, reliability and comfort in their lives and their business activities. We achieve this by being an integrated electricity and gas company, combining international strength with local service, and applying the best ideas inside and outside of the Group. We thus create value for our shareholders and excellent opportunities for our employees.

Development

E.ON was incorporated in June 2000 following the merger of VEBA and VIAG, two of the biggest industrial groups in Germany, both with a long history.

VEBA and VIAG were founded in the 20’s in order to act as holding companies for state-owned industrial companies. Privatised in the 60’s and the 80´s, the two companies became listed and were included in the Dax (the stock market index of the 30 most important limited companies in Germany).

Following the merger, E.ON began to implement a wide-range strategy and is today one of the largest private energy supply companies in Europe. E.ON is a company with very clear objectives and holds leading positions in its main businesses, gas and electricity.

Facts and figures

E.ON is one of the largest private electricity and gas companies in the world, with more than 30 million customers in 20 European countries and the United States, and annual turnover in exceeding €50 billion in 2005. Since its creation in 2000, E.ON has focused on the electricity and gas sectors, and during this period has successfully developed new markets in Central and Eastern Europe, the Nordic Countries, the United Kingdom and the United States.

E.ON 2005 main financial data
€ in millions	2005	2004	+/- %
Sales	56,399	46,742	+21
Adjusted EBITDA[1]	10,272	9,741	+5
Adjusted EBIT[1]	7,333	6,787	+8
Net income	7,407	4,339	+71
Cash provided by operating activities	6,601	5,840	+13
Employees (31.12.05)	79,947	60,156	+33
1.- Non-GAAP financial measure. See reconciliation to net income in following charts

Net income
€ in millions	2005	2004[1]	+/- %
Adjusted EBITDA[2]	10,272	9,741	+5
Depreciation, amortization, and impairments affecting adjusted EBIT[4]	-2,939	-2,954	-
Adjusted EBIT[2]	7,333	6,787	+8
Adjusted interest income (net)[4]	-1,027	-1,031	-
Net book gains	491	589	-
Restructuring expenses	-29	-100	-
Other non-operating earnings	440	110	-
Income/Loss (-) from continuing operations before income taxes and minority interests	7,208	6,355	+13
Income taxes	-2,276	-1,850	-
Minority interests	-553	-478	-
Income/Loss (-) from continuing operations	4,379	4,027	+9
Income/Loss (-) from discontinued operations, net	3,305	312	-
Income/Loss (-) from cumulative effect of changes in accounting principles, net	-7	-	-
Net income	7,407	4,339	+71

1.- Adjusted for discontinued operations.

2.- Non-GAAP financial measure. See reconciliation to net income in page 14.

3.- In 2004 and 2005, impairments included in the adjusted EBIT differed from impairment charges included in accordance with US GAAP. In 2005, the difference was due to impairments registered in the generation area, specifically in the heat-energy connection in the United Kingdom market unit. In 2004, the differences were due to real estate assets impairments in an investment in a public services company and in an investment in an energy plant in Asia, both in the United Kingdom unit, all of which where included in the accounts as income different from operating income.

4.- See next chart.

Interest Income
€ in millions	2005	2004
Net interest expense	-224	-578
(-) Net interest expense relating to liabilities of affiliated and associated companies as well as other share investments	32	28
(-) Accretion expense related to the adoption of SFAS 143	511	499
(+) Income from long-term loans	31	43
Interest and similar expenses (net) as shown in Note 7	-736	-1,062
(+) Non-operating interest income (net)[1]	-39	151
(-) Interest portion of long-term provisions	252	120
Adjusted interest income (net)	-1,027	-1,031

1.- This figure is calculated by adding interest expenses and subtracting interest income. In 2005, non-operating interest income primarily related to an eliminated provision for interest that had been recognized in previous years. In 2004, non-operation interest income (net) primarily reflected tax-related interest.

A clear strategic vision

E.ON offers an integrated solution for electricity and gas, materialising at the same time the full market potential of each part of the value chain. We focus on our target markets by means of a strategic framework with three different categories:

Vertical integration (value chain).
Operations in the whole value chain through the optimisation of shareholdings.
Effective risk management by means of an integrated business model.

Horizontal integration (electricity - gas).
Integration of downstream operations.
Strategic management of gas purchases and risk relating to both electricity and gas.

Regional markets.
Optimisation of risks and assets in related markets.
Organisational efficiency through economies of scale.

A team with an international outlook

The geographical presence of E.ON means that we have a very international management team. The people who best know the local markets are those who are used to managing them, and this benefits our clients.

E.ON BOARD OF DIRECTORS
Wulf H. Bernotat	Chairman of the Board of Directors.
Burckhard Bergmann	Upstream Business. Markets Management. Environment Regulatory Management.
Hans Michael Gaul	Corporate Control/Planning. Mergers and Acquisitions. Legal Services.
Christoph Dänzer-Vanotti	Human Resources. Infrastructure and Services. Purchases. Organisation.
Lutz Feldmann	Corporate Development. New Markets.
Marcus Schenk	Finance. Accounting. Taxes. IT.

Johannes Teyssen	Downstream Business. Markets Management. Environment Regulatory Management.

MANAGEMENT OF INTERNATIONAL BUSINESS UNITS
Paul Golby	Managing Director, E.ON UK (Powergen).
Vic Staffieri	Managing Director, E.ON U.S.
Lars Frithiof	Managing Director, E.ON Nordic

6. Shareholder structure

Being one of the world leaders in the supply of energy has enabled us to have a very diversified and international shareholder structure.

The E.ON shares are listed in all the German Stock Exchanges and in the form of American Depositary Receipts (ADR) in the New York Stock Exchange. The conversion ratio between ADRs and E.ON shares is of three to one. Therefore, the value of three E.ON ADRs is equivalent to one E.ON share. The E.ON shares are included in the main European stock market indexes.

Advantages of the offer

Main advantages

- €38.75* per share and, in cash
- Together, a brilliant future
- The transaction is strategically perfect

* This figure may be reduced by any dividend paid by Endesa prior to the publication of the results of the offer.

€38.75* per share and in cash

E.ON is paying €38.75 in cash for each Endesa share. This offer is a unique opportunity for all shareholders, institutional and retail shareholders alike. For everybody.

The €38.75 price per share of the offer exceeds in 109% the listing price of Endesa at closing of 2 September 2005.

In E.ON we are convinced that if you tender your shares into E.ON offer, everyone will win: the shareholders, the clients, the employees and the Spanish economy in general.

* This figure may be reduced by any dividend paid by Endesa prior to the publication of the results of the offer.

Together, a brilliant future

The outlook for the resulting Group is very promising. Endesa’s position in Spain will be strengthened by the complementary assets and infrastructure investment of E.ON. At the same time, the identity of Endesa will continue to be completely Spanish, the headquarters will remain in Madrid and the current management team will be retained. Endesa will be the business unit in charge of Southern Europe and Latin America, and the current premises of Endesa in Barcelona will become the Global Centre of Excellence of the Group for electricity distribution.

The transaction can be strategically perfect

The Endesa-E.ON transaction will enable us to consolidate our position in Europe and South America and to become one of the world leaders, with a presence in more than 30 countries, providing our services to more than 50 million customers.

Endesa will thus play an active role in the development of the European energy sector.

Furthermore, E.ON will contribute its extensive experience in all areas of the energy sector, its access to long-term primary gas supply sources and its financial strength in order to develop major investments in energy infrastructure in Spain.

E.ON will contribute its international experience in the operation of power stations and networks in accordance with the most demanding regulations, as well as in renewable energies.

How to sell

How to sell

Tender your Endesa shares into the E.ON offer before the end of the acceptance period (from 26 January to 26 February, although such acceptance period will most probably be extended until after the Extraordinary General Shareholders’ Meeting of Endesa).

In order to transfer your shares and receive €38.75* per share in cash, you should give instructions to the entity with which your shares are deposited to tender them into E.ON public offer, by completing the sale form or giving the sale order by telephone, on the Internet or by any other mechanism that you usually use with your depositary entity.

* This figure may be reduced by any dividend paid by Endesa prior to the publication of the results of the offer.

Vote Yes

Vote Yes

The E.ON offer is subject to the removal of certain limitations contained in the by-laws of Endesa. This modification of the by-laws is a condition precedent of our offer. If such modification does not take place, our offer could end having no effect, in which case you would not be able to sell your shares.

If you cannot or do not intend to attend to the Extraordinary General Shareholders’ Meeting in order to vote in favour of the modification of the by-laws, you should delegate your vote, filling in the proxy form which you have received from the entity with which your shares are deposited and sending it to Endesa or your bank. You may also delegate your vote on a third person who is going to attend the Extraordinary General Shareholders’ Meeting. If you have not yet received the proxy form enabling you to delegate your vote, we suggest that you contact the entity with which your shares are deposited as soon as possible in order to request it.

Act now in order to ensure that the entity with which your shares are deposited receives your voting and acceptance instructions with sufficient time for the voting of the Extraordinary General Shareholders’ Meeting and the acceptance of the offer.

Downloads

This section will be available soon.
In the meantime, you may find all relevant legal documents in pdf format at www.eon.info

Questions and answers

•	Background
•	Terms of the Offers
•	Conditions to the Offers
•	General
•	The Offers - Process and Payment
•	Extraordinary General Shareholders’ Meeting - Issues and Processes
•	Spanish legal process
•	Endesa board’s response on E.ON’s offer

Background

•	Who is offering to buy my Endesa shares?

The public tender offer is being made by E.ON Zwölfte Verwaltungs GmbH (“E.ON 12” or the “Offeror”), a wholly-owned subsidiary of E.ON AG (“E.ON”), formed for the sole purpose of making this offer (the “Offer”).

Close

•	Who is E.ON?

E.ON, the sole shareholder of E.ON 12, is a German stock corporation. It is registered with the Commercial Register (Handelsregister) of the local court of Düsseldorf, Germany, under HRB 22315. E.ON’s registered office is located at E.ON-Platz, 1, D-40479 Düsseldorf, Germany.

E.ON’s capital stock amounts to €1,799,200,000.00, and is represented by 692,000,000 issued ordinary shares without par value, with each share representing €2.60 of the capital stock.

The principal trading market for E.ON AG’s ordinary shares is the Frankfurt Stock Exchange, together with XETRA (Exchange Electronic Trading System). E.ON AG’s American Depositary Shares are traded on the New York Stock Exchange.

E.ON is active in the energy business, primarily the supply of electricity and natural gas. E.ON is the largest industrial group in Germany, measured on the basis of market capitalization at December 31, 2006 (€71.6 billion). E.ON’s 2005 sales reached over €56 billion with almost 80,000 employees worldwide.

Close

•	What Endesa securities is E.ON 12 seeking to acquire?

E.ON 12 is offering to buy all the outstanding ordinary shares (“Endesa Shares”) of Endesa for cash.

Close

•	What is the purpose of the Offer?

A:	The purpose of the Offer is to acquire all the Endesa Shares and obtain control of Endesa.

E.ON aims to operate the businesses of E.ON and Endesa, as a complementary portfolio of assets, and execute on a strategic business model designed to deliver value to both companies. Accordingly, E.ON has no plan to merge Endesa or any of the Endesa group of companies with E.ON 12 or any of the companies in the E.ON group, dissolve Endesa or any of the Endesa group of companies or to effect any significant reorganization of the Endesa group.

It is E.ON’s intention for Endesa to be responsible for managing a new market unit of the E.ON group that will be responsible for Southern Europe and Latin America.

For a more detailed explanation, refer to section 4.1.2 of the Prospectus, as amended by the Supplement approved by the CNMV on February 6, 2007 (the “Prospectus”).

Close

Terms of the Offers

•	What would I receive in exchange for my Endesa Shares? What is the offer price?

A:	E.ON 12 is currently offering to pay €38.75 in cash for each Endesa Share tendered in the Offers. This offer was approved by the CNMV on February 6, 2007.

For a more detailed explanation, refer to section 2.2 of the Prospectus.

Close

•	What must shareholders do to be sure of receiving the offer price?

A:
There are two conditions to the Offer, more fully described in the answer to Question 10: receipt of valid acceptances in the U.S. Offer and the Spanish Offer of at least 50.01% of all Endesa Shares; and adoption by the General Shareholders’ meeting of Endesa of certain modifications to Endesa’s articles of association, which requires the approval by holders of at least 50% of all Endesa Shares. Endesa has announced that the shareholder meeting will be held on March 20, 2007.

In order for E.ON to accept and pay for Endesa shares tendered in the offer, both conditions must be met. Therefore it is important for shareholders to tender AND vote.

Close

•	Can I choose the currency of the cash that I receive?

A:	If you accept the offer for Endesa Shares, you will receive the price for your Endesa Shares in euros.

Close

•	How does the offer price compare with recent prices of Endesa Shares?

A.	E.ON’s offer of €38.75 per Endesa Share represents a premium of:

•	109% to the closing price of €18.56 per ordinary share on September 2, 2005, the last business day prior to the announcement by Gas Natural confirming that it was making an offer for Endesa;

•	52% to the closing price of €25.48 per ordinary share on February 20, 2006, the last business day prior to the announcement that E.ON 12 had filed an offer for Endesa with the CNMV;

•	117% to the average closing price of €17.83 per ordinary share over the six months preceding September 2, 2005; and

•	30% to the average closing price of €29.81 per ordinary share over the 12 months preceding February 2, 2007.

Close

Conditions to the Offers

•	What are the conditions to the Offer?

The Offer is subject to both of the following conditions:

•	receipt of valid acceptances of at least 529,481,934 Endesa Shares, representing 50.01% of all Endesa Shares; and

•
adoption by the General Shareholders’ meeting of Endesa, to be held on March 20, 2007, of certain modifications to articles 32, 37, 38 and 42 of Endesa’s articles of association. The modification of all these articles requires the approval by holders of at least 50% of all Endesa Shares.

See Section 2.7 of the Prospectus.

Note:  Because of these conditions, in order for E.ON to pay you €38.75 per share:

1) At least 50% of all Endesa shares must vote in favour of the proposed amendments at the EGM; and

2) You must tender your shares into the Offer made by E.ON.

Close

•	What happens if fewer than 50.01% of the Endesa Shares are tendered?

If fewer than 50.01% of the Endesa Shares are tendered in, the minimum tender condition will not have been satisfied and E.ON 12 will not be obligated to complete the Offers. However, E.ON 12 may decide to waive or reduce the minimum tender condition and accept the tendered Endesa Shares for payment.

E.ON 12 has undertaken to determine whether or not to reduce or waive the minimum tender condition no later than the day after the CNMV’s notification to E.ON 12 of the anticipated results of the Offers. This notification will be made no later than eight Spanish business days after the expiration date of the Spanish Offer.

Close

•	What happens if the amendments to the articles of association of Endesa are not approved?

One of the conditions to the success of the Offer is the approval by the EGM of the amendment of the articles of association and its filing with the Spanish Commercial Registry. Therefore, if shareholders at the EGM do not approve the change of the articles of association, one of the conditions to the Offer will have not been satisfied and E.ON 12 will not be obligated to complete the Offer. However, E.ON 12 may decide to waive this condition and accept the tendered Endesa Shares for payment even if the change of the articles of association is not approved and registered with the Spanish Commercial Registry. Pursuant to Spanish law, unless E.ON 12 waives this condition, the Offer will fail to succeed in the event that the condition was not fulfilled on the last day of the acceptance period (including any extensions thereof).

Close

General

•	Will there be more offers for Endesa?

No. Under Spanish tender offers rules, until the current offer is completed, no tender offers may be launched for Endesa. This restriction also applies to Gas Natural and its affiliates.

Close

•	Do the Directors of Endesa support the Offers?

The statement by Endesa’s Board on February 6, 2007, clearly supports E.ON’s view that its offer creates an attractive opportunity for the company’s shareholders. The Board stated that E.ON has offered a fair price and has underlined the attractiveness of the all-cash offer to its shareholders. Furthermore, Endesa has said it values favorably E.ON’s bid because it will maintain the integrity of the Endesa.

In support of E.ON’s offer, the members of the Board have committed themselves to vote in favour of the amendments of the by-laws at Endesa’s EGM on March 20, 2007. It has recommended that all other shareholders should do the same in order to fulfil the respective condition of E.ON’s offer.

Furthermore, as a major Endesa shareholder, Caja Madrid will vote in favour of the amendment at the EGM in March.

Close

•	Why was E.ON’s offer suspended by the CNMV?

The CNMV previously approved E.ON’s original offer and simultaneously announced that the beginning of the offer period would be suspended. This suspension was due to the fact that there were two pending court injunctions obtained by Endesa against the offer of Gas Natural which were lifted subsequently.

Close

The Offers - Process and Payment

•	Who may participate in the Spanish Offer?

A:
The Spanish Offer is open to all holders of Endesa Shares, whether resident in Spain or outside Spain, if, pursuant to local laws and regulations applicable to such holders, they are permitted to participate in the Spanish Offer.

Close

•	How do I accept the Offers?

A:
Your bank where you have deposited your shares will send you information about the Spanish Offer, as well as instructions on how to accept the Spanish Offer and a reply form. You need to return the reply form to your bank with instructions to tender your shares into the Spanish Offer as soon as possible to ensure that your bank has enough time to process your tender instructions before the expiration of the Spanish Offer. The date on which the Spanish offer will expire still remains unknown. Any tender instructions received from your bank after the expiration of the Spanish Offer cannot be accepted.

Your bank may permit you to return the reply form by e-mail or fax. Please refer to the instructions you received with the acceptance form from your bank.

If you have not yet received instructions from your bank, please contact your bank to make sure that you receive the necessary documents.

•	How long do I have to accept the Offer?

A:
The final day of the acceptance period of the Offer is February 26, 2007. The CNMV is expected to extend the acceptance period beyond the date of the General Shareholders’ meeting of Endesa that will decide on the modification of the company’s articles of associations (see answer to question 10 above).

Close

•	Can I withdraw my acceptance?

If you have tendered your shares prior to the sealed bids you can withdraw your acceptance upon the improvement of the Offer.

If you accept after the sealed bids your acceptance in the terms described in the Prospectus shall be irrevocable (except in the very limited cases set out in Royal Decree 1197/1991) and shall not be subject to any condition. See Section 3.2.1 of the Prospectus.

Close

•	I have already accepted Gas Natural’s offer prior to January 26, 2007. Can I still accept E.ON’s offer?

Given that Gas Natural withdrew its offer on February 1, 2007, your acceptance of its offer has been revoked and you are now able to accept E.ON’s offer.

Close

•	Can the acceptance period of the Offer be extended?

Yes. The acceptance period of the Offer can be extended under applicable Spanish law in certain circumstances. See Section 3.1 of the Prospectus.

Close

•	How will I be notified if the acceptance period of the Offer is extended?

If the acceptance period of the Offer is extended, the Offeror will make a public announcement of the extension in the same media in which the announcement of the Offer was published. See Section 3.1 of the Prospectus.

Close

•	How will I know about the result of the Offers?

Once the CNMV acknowledges receipt of the total number of acceptances, they will communicate the successful or unsuccessful result of the Offer by means of a relevant notice (hecho relevante).

No later than the next working day, the Governing Bodies of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges will also publish the outcome of the Offer in the Quotation Bulletin of the Stock Exchanges.

Close

•	When will I receive my money? When is the settlement date?

Settlement (i.e., the transfer of Endesa Shares in exchange for cash) will take place three Spanish business days after the publication of the outcome of the Offer in the Quotation Bulletin of the Stock Exchanges.

Due to the tabulation and mandatory disclosure processes necessary before the publication of the outcome, shareholders will receive the money 12 Spanish business days after the end of the acceptance period at the latest.

Please see section 3.2.3 of the Prospectus for further details.

Close

•	Is E.ON 12 offering any alternative consideration for my Endesa Shares or Endesa ADSs?

No. E.ON 12 is offering only cash for the Endesa Shares.

Close

•	Will I have to pay any fees or commissions?

Holders of Endesa Shares registered with Iberclear and listed in the Spanish Stock Exchanges who accept the Offer will pay neither brokerage costs nor costs resulting from the mandatory participation of a Spanish market member in the transaction, nor any Stock Exchange contractual charges, nor Iberclear settlement charges, which will be borne by the Offeror if the Endesa Shares are held at, and tendered through, Santander Investment Bolsa, S.V.S.A., or any of the following entities of Santander Group: Banco Santander Central Hispano, S.A., Banco Español de Crédito, S.A., Banesto Bolsa, S.A., S.V., and Banco Banif, S.A.

Holders of Endesa Shares who accept the Offer through a Spanish market member other than the Santander entities referred to above, may be required, depending upon the market maker’s practices, to pay costs resulting from the mandatory participation of such market member as well as any other brokerage costs incurred by such market member (except for the Stock Exchange contractual charges and Iberclear settlement charges, which will be borne by the Offeror in any event).

If you are a Chilean resident, and accept the Offer through the delivery of the acceptance to Santander Investment S.A. Corredores de Bolsa, you will not pay brokerage costs.

Close

•	Will I be taxed on the cash payment that I receive?

All holders of Endesa Shares are advised to consult a tax adviser regarding the consequences for them of the Spanish Offer.

For Spanish resident and non-resident income tax purposes, holders of Endesa Shares may recognize a capital gain or loss in respect of their Endesa Shares in an amount equal to the difference between the Spanish tax basis in their Endesa Shares and the offer consideration valued in euros.

Close

•	If I decide not to accept, how will the Offers affect my securities?

As of the date of the Spanish Prospectus, the Offeror has no intention to apply for the de-listing of Endesa Shares. However, you should be aware that the purchase of Endesa Shares pursuant to the Offers will reduce the number of Endesa Shares that might otherwise trade publicly and, depending on the number of Endesa Shares purchased, could adversely affect the liquidity and market value of the remaining Endesa Shares held by the public.

It is possible that the Endesa Ordinary Shares will fail to meet the criteria for continued listing on the Spanish, Chilean and U.S. stock exchanges. If this were to happen, the Endesa Shares could be delisted on one or more of these exchanges by action taken by the relevant exchange. In addition, E.ON 12 may apply for the delisting of the Endesa securities from the stock exchanges on which they are listed if Endesa fails to meet adequate dissemination, frequency or trading volume requirements for the applicable exchange.

If Endesa were no longer listed on Spanish stock exchanges, it would cease to be bound by Spanish corporate governance rules and recommendations as well as other rules of the Spanish securities regulatory authorities. If Endesa were no longer listed on the NYSE, it would cease to be bound by certain listing requirements, including the requirement for Endesa to maintain an audit committee composed of only independent directors.

Close

Extraordinary General Shareholders’ Meeting - Issues and Processes

•	When and where will the EGM be held?

The EGM will be held on March 20, 2007, at Palacio de Deportes de la Comunidad de Madrid, Avenida de Felipe II, s/n, Madrid, Spain.

Endesa will pay shareholders who participate in the EGM in person or by proxy €0.15 per share.

The bank where your shares are deposited will contact you and send you information about the meeting and the decisions that are to be taken.

Close

•	What are the decisions to be taken at the EGM?

The decisions to be taken by the EGM will be all those necessary to amend the articles of association of Endesa in order to satisfy one of the conditions of the Offers. More specifically, the EGM will be held in order to amend the following articles of Endesa’s articles of association:

•	Article 32, which establishes certain limitations or restrictions to the shareholders’ voting rights that, if they were not amended, would make it more difficult for E.ON 12 to control Endesa.

•
Article 37, which establishes limitations regarding the composition of the board of directors of Endesa and the types of directors thereof, such that if it was not amended, would make it more difficult for E.ON 12 to control Endesa.

•	Article 38, which governs the term of office of the directors, refers to Article 37, so the modification of Article 37 necessarily requires the modification of Article 38.

•
Article 42, which establishes certain qualifications required in order to qualify as a director or director with delegated authority (Consejero Delegado) of Endesa. If those requirements were not amended, it would be more difficult for E.ON 12 to control the Endesa board of directors.

Close

•	How should I vote?

If you want to sell your Endesa Shares in the Offers, you should vote FOR the amendments to the articles of association since one of the conditions to the success of the Offer is the approval of those amendments.

Endesa’s board of directors have recommended Endesa shareholders to vote FOR the amendments. In addition, Endesa’s directors as well as Caja Madrid who owns 9.94% of Endesa’s shares, have announced that they intend to vote FOR the amendments.

Close

•	Who can vote at the EGM?

Only shareholders (and the proxyholders appointed by those shareholders) who own, individually or in group with others, at least 50 Endesa Shares, and whose Endesa Shares are registered in their names in the book entry accounting records five days prior to the date on which the EGM is held will be entitled to vote at the EGM.

Close

•	If I own less than 50 shares, can I still vote?

If you hold less than 50 Endesa Shares, but your banks receives voting instructions from other Endesa shareholders which, when added to your shares, total more than 50 shares, your shares can be voted at the EGM, provided your Endesa Shares have been registered at your bank in your name at least five days prior to the EGM.

Close

•	How can I vote at the EGM?

You can attend the EGM in person and vote directly at the meeting. To do that you will have to obtain an entrance card and bring it with you to the meeting.

Your bank will send you an entrance card by ordinary mail some days in advance of the date on which the EGM will be held. As an exception, if you become shareholder after the banks have sent the entrance cards (i.e., during the period of 15-20 days prior to the date of the meeting), you will have to contact your bank to obtain an entrance card.

If for any reason, you are not in possession of an entrance card 15 days prior to the day on which the EGM is intended to be held, you should contact your bank in order to obtain one and be able to attend and vote at the EGM.

Endesa will pay you €0.15 per share to vote whether you do so in person or by proxy.

Close

•	What if I cannot attend the EGM in person?

If you cannot attend the EGM in person, you can authorize another person to vote on your behalf at the meeting by proxy. The information package of your bank should explain how you can grant this authorization.

If you authorize another person to vote for you at the EGM, please make sure that you instruct that person how you would like to vote. If you authorize another person to vote for you, you can indicate your preference for the votes on the proxy card that you give authorizing another person to vote on your behalf.

Furthermore, according to the rules set forth in previous Endesa’s shareholders meeting calls, if the appointed proxyholder is subject to a conflict of interest in voting on any of the proposals, on or off the agenda, the proxy shall be deemed to be delegated to the Secretary of the shareholders’ meeting, although the shareholder's voting instructions will not be varied.

Endesa will pay you €0.15 per share to vote whether you do so in person or by proxy.

Close

•	What are the main rules concerning voting on the items on the agenda?

The votes corresponding to all shares held by all shareholders attending the meeting, whether in person or by proxy, will be deemed to be votes in favour of the proposal or resolution, except for the number of (i) votes against the proposal or resolutions, (ii) blank votes and (iii) abstentions which are communicated to the Notary attending the meeting by the relevant shareholders or proxyholders during the meeting.

Close

•	How can I obtain information regarding the EGM? Can I ask questions during the EGM?

As a shareholder you may request from Endesa certain information regarding the EGM:

(i) Before the EGM

After the announcement of the call of the shareholders’ meeting, you may obtain documents relating to the items included in the agenda free of charge and without access restrictions through Endesa’s website.

From the day of the announcement of the call of the shareholders’ meeting until, and including, the seventh day before the date on which the meeting is to be held, you may:

•	request in writing information or clarifications you deem necessary or ask the questions concerning the items on the agenda, and

•
request information or clarifications, or ask questions in writing, about the information accessible to the public that Endesa has provided to the CNMV since the date on which the last shareholders’ meeting of Endesa was held.

(ii) During the EGM

While the shareholders’ meeting is being held, you may verbally request information or clarifications concerning the items on the agenda.

Both before and during the EGM, Endesa’s directors will have to provide the information requested, except in those cases in which, in the Chairman’s opinion, publishing such information would not be in the company’s interests.

All the requests for information may be made through the presentation of the request at the official address of Endesa, by ordinary mail, or by any other electronic communication means (with electronic signature) sent to the address specifically indicated for this purpose in the announcement of the call of the shareholders’ meeting. For further details, please refer to Endesa’s Compendium of Regulations in its official webpage (www.endesa.es).

Replies to the stockholders will be issued by the board of directors of Endesa in a resolution or, as the case may be, by any of the directors, by the Board Secretary, or by any person expressly authorized for that purpose.

Close

Spanish legal process

•	What is the status of the lawsuits in Spain?

All legal barriers have now been unblocked and the tender offer process can be resumed.

• Supreme Court

–
In April 2006, the Supreme Court agreed to suspend the Spanish government’s decision to authorise the Gas Natural’s offer for Endesa. An injunction requested by Endesa was granted after Endesa posted a EUR1bn guarantee bond.

–	On January 15, 2007, the Supreme Court decided to lift the injunction on Gas Natural’s offer suspension as per Endesa’s request in December 2006. This resolution was made public on January 23, 2007.

–	However, the Supreme Court has yet to definitively address the merit of the case that the Spanish government’s authorisation of Gas Natural’s offer is illegal and is expected to do so in due course.

• Madrid Commercial / Provincial Court

–
In November 2005, the Madrid Commercial Court agreed to suspend Gas Natural’s offer for Endesa, as requested by Endesa, on the basis that Gas Natural had colluded with Iberdrola regarding the sale of certain assets agreement to Iberdrola.

–	On January 16, 2007, the Madrid Provincial Court has lifted the injunction on Gas Natural’s offer suspension without addressing the merits of the main proceeding.

Section 9 of the Introduction to the Spanish Prospectus includes additional information concerning other legal actions in relation to the Offer. None of these actions are blocking the tender offer process.

Close

Endesa’s board’s response on E.ON’s offer

•	Has the Endesa board recommended E.ON’s offer?

The statement by Endesa’s Board on February 6, 2007, clearly supports E.ON’s view that its offer creates an attractive opportunity for the company’s shareholders. The Board stated that E.ON has offered a fair price and has underlined the attractiveness of the all-cash offer to its shareholders. Furthermore, Endesa has said it backs E.ON’s bid because it will maintain the integrity of the Endesa business.

Close

•	Are Endesa’s directors individually going to tender their shares?

Endesa board members have undertaken to make public their individual decisions about the offer after the EGM. However, members of the Endesa board who are shareholders and have assisted to the meeting have committed themselves to vote in favour of the amendments of the by-laws at Endesa’s EGM on March 20, 2007. It has recommended that all other shareholders should do the same in order to fulfil the respective condition of E.ON’s offer.

Close

•	Are Endesa’s directors individually going to vote in favour of removing the voting rights restriction at the EGM?

Members of the Endesa board who are shareholders and have assisted to the meeting have committed themselves to vote in favour of the amendments of the by-laws at Endesa’s EGM on March 20, 2007. It has recommended that all other shareholders should do the same in order to fulfil the respective condition of E.ON’s offer.

Close

•	Have you received the support of any shareholder?

As a major Endesa shareholder, Caja Madrid publicly stated that they will vote in favour of the amendments at the EGM in March.

Close

Contact

Contact

If you need further information, please see the prospectus of the offer or contact the free-phone 00800 7710 9971.

By email to: info@eon.com

We are currently not in a position to answer you in written form, so please send us an email with your telephone number by email and we will immediately get in contact with you.

Legal

Legal

E.ON AG

External relationships
E.ON-Platz 140479 Düsseldorf
Germany
Tel: +49 2 11 - 45 79 - 0
Fax: +49 2 11 - 45 79 - 566

Board of Directors
Dr. Wulf Bernotat (chairman), Dr. Burckhard Bergmann, Christoph Dämzer-Vanotti, Lutz Feldmann, Dr. Hans Michael Gaul, Dr. Marcus Schenck, Dr. Johannes Teyssen

Chairman of the Supervisory Board:
Ulrich Hartmann

Corporate domicile in Düsseldorf, Court of the District of Düsseldorf, HRB 22315

VAT number: DE 119356834

Internet / Web site
Michael Dallwig

info@eon.com

Privacy Policy

Protecting our users' personal data is an important concern for our company.

All of E.ON AG's Web activities comply with German legislation for privacy protection and data security. This privacy policy governs the treatment of the information E.ON AG gathers on you when you visit this website.

Collection and Processing of Personal Data

Personal data is information that identifies you, such as your name, E-mail or postal addresses. E.ON AG does not collect personal data from you except when you specifically provide it, e.g. when ordering information, subscribing to E-mail newsletters, applying for a job online or taking part in a survey or sweepstake.

Use and Divulgence of Personal Data

E.ON uses your personal data in order to answer your queries, process your orders or provide you with access to special offers or information. In order to do this, it may be necessary for E.ON to transfer your data to other group companies or external service providers for further data processing. E.ON guarantees that it will not sell your personal data to a third party or otherwise make personal data available for sale.

Freedom of Choice

You control the information you provide E.ON AG about yourself. However, if you choose not to share your information with E.ON AG, please be aware that you may be unable to access some of the areas of the website. Users who decide to unsubscribe to our newsletter service may opt out of receiving these communications by unsubscribing on our page "Info-Service/E-mail". If your personal information changes (e.g. zip code, E-mail, postal address), please E-mail the changes to E.ON AG in order to correct or update your personal data (our address: info@eon.com).

Automatically Recorded Information (Non-Personal Data)

When you access the E.ON AG website, general information is recorded automatically (not as part of registration), which is not used for matters pertaining to persons. The standard data recorded by the Web servers used are:

•	The name of the internet service provider (or with company networks, the name of your firm).

•	The website which you last used

•	The websites offered by E.ON last used

•	Name of data called up

•	Date and time of call up

•	And the operating system and browser version for your PC.

This information will be evaluated anonymously. It is used to gauge our website's appeal and to improve its content and functionality. Your data is not processed any further nor is it transmitted to third parties. User profile related to specific persons are not generated. Further usage as well as any distribution of these data does not take place.

Cookies

E.ON does not use permanent cookies on its websites. However, so-called ‘session-cookies’ are used in order to make using the websites more comfortable for the user. For example, session-cookies allow visitors to E.ON websites to complete a brochure request after interrupting the order by visiting another page, without having to re-enter personal data again.

Security

E.ON AG takes great care to ensure the security of personal data. Your data is conscientiously protected from loss, destruction, distortion/falsification, manipulation and unauthorized access or unauthorized disclosure. Obviously, E.ON AG complies with the all protection regulations of the Federal Republic of Germany.

Minors

E.ON AG strongly advises all parents and guardians to teach their children safe and responsible handling of personal data on the Internet. Minors should not transmit any personal data to E.ON AG's websites without the permission of their parents or guardians. E.ON AG will never knowingly collect personal data from minors or use it in any way or disclose it to third parties without permission.

Links to Other Websites

This statement on privacy protection applies to the www.eon.com and www.eon-ag.com homepage hosted by E.ON AG. For further information about the specific data protection measures implemented by other E.ON companies, please visit individual company websites. The Web pages in this homepage may contain links to other providers within and outside E.ON group, to which this privacy protection statement does not extend. When you leave E.ON AG's website, please be aware of and read the privacy statements of each website that collects personally identifiable information.

Right to Information

If you have questions concerning our privacy protection policy or how your personal data is processed, please feel free to contact our Privacy Protection representative.

E.ON AG
Data Protection Department
Alois Reitmeier
Denisstraße 2
80335 München
Germany
alois.reitmeier@eon-audit.com

Upon request, you will promptly be informed - in writing and pursuant to applicable legislation - which of your personal data, if any, was collected during your visits to E.ON AG websites.

Notification of Changes

Any changes to our privacy policy will be posted to this privacy statement, the homepage, and any other places we deem appropriate.